Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in Post-effective Amendment No. 1 to the Registration Statement on Form S-8 of Solowin Holdings and its subsidiaries (“the Company”) of our report dated June 30, 2025, with respect to the consolidated balance sheets of the Company as of March 31, 2025 and 2024, and the related consolidated statements of (loss) income and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2025, and the related notes included herein, which appears in the Annual Report on Form 20-F of the Company for the year ended March 31, 2025.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
December 10, 2025	Certified Public Accountants
PCAOB ID No.1171